Sub-Item 77E: Legal Proceedings

(a)(1) In December 2007, the Mid Cap Index Fund, as a shareholder of Lyondell Chemical Company (“Lyondell”), participated in a cash out merger of Lyondell in which it received $48/share of merger consideration. Lyondell later filed for bankruptcy and two entities created by the Lyondell bankruptcy plan of reorganization have initiated lawsuits seeking to recover, or clawback, proceeds received by shareholders in the December 2007 merger based on fraudulent transfer claims.

The first action, Edward S. Weisfelner, as Trustee of the LB Creditor Trust v. Morgan Stanley & Co., Inc., et. al., was initiated on October 22, 2010, in the Supreme Court of the State of New York in the County of New York but has subsequently been removed to the U.S. Bankruptcy Court for the Southern District of New York. The second action, Edward S. Weisfelner, as Trustee of the LB Litigation Trust v. A Holmes & H Holmes TTEE, et. al., was initiated on December 23, 2010, in the U.S. Bankruptcy Court for the Southern District of New York. Both actions attempt to recover the proceeds paid out to the holders of Lyondell shares at the time of the 2007 merger.

The value of the proceeds received by the Mid Cap Index Fund is approximately $4,171,000. The Fund cannot predict the outcome of this proceeding. The complaints, however, allege no misconduct by the Mid Cap Index Fund and the Fund intends to vigorously defend any lawsuit. The Fund is currently assessing the case and has not yet determined the potential effect, if any, on its net asset value.

(a)(2) On December 7, 2010, Northern Funds was named as a defendant and a putative member of the proposed defendant class of shareholders named in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company (the “Committee”) in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune Company’s Chapter 11 bankruptcy proceeding (In re Tribune Company). The proceeding attempts to “clawback” the proceeds paid out in connection with a leveraged buyout transaction by which Tribune Company converted to a privately-held company in 2007. The putative defendant class is comprised of beneficial owners of shares of Tribune Company who received proceeds of the leveraged buy-out.

The value of the proceeds received by the Enhanced Large Cap Fund and the Large Cap Value Fund, are approximately $308,000 and $26,520,000, respectively. The Funds cannot predict the outcome of this proceeding. The complaint alleges no misconduct by the Funds or any member of the putative defendant class, and the Funds intend to vigorously defend any lawsuit. The Funds are currently assessing the case and have not yet determined the potential effect, if any, on their respective net asset values.